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                                  Filing by Wells Fargo Funds Trust pursuant to
                                  Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

                                Subject Company:
                Wells Fargo Funds Trust (SEC File No: 811-09253)

                            The Cooke & Bieler Funds
                                P. O. Box 219009
                           Kansas City, MO 64121-9009
                                 1-800-336-7031
                              www.cooke-bieler.com

                                              May 12, 2004


Dear Valued Shareholder:

You were recently sent a prospectus supplement announcing a proposed reorganization that has been approved by the Board of Trustees for The C&B Portfolios (the "Portfolios"). The proposed reorganization and the impact it would have on your investment are summarized below.

Cooke & Bieler, L.P. will remain an independently owned investment advisory firm. If the reorganization is approved by shareholders, we will continue to be responsible for the day-to-day management of the Portfolios under a new sub-advisory agreement with Wells Fargo Funds Management, LLC. There will be no change in the portfolio management style or personnel managing the Portfolios as a result of the reorganization. The proposed reorganization arises out of the decision to focus our efforts exclusively on our strength - investment management. In addition, we believe that you will benefit from this reorganization because of the following factors:

    . Wells Fargo Funds(R) offers a significantly greater distribution network, which should enhance the viability of the Portfolios through increased sales, enhanced market presence and improved operating efficiencies.

    . Wells Fargo Funds, a family of over 75 mutual funds, represents a wider product array and an enhanced range of investment options.

    . Wells Fargo Funds offers access to an expanded line-up of diversified products from which to choose, more financial services, and increased investor services.

In early June, you will be receiving proxy materials. Please take the time to review this information carefully. The Board of Trustees has unanimously approved this reorganization and recommends that you vote to approve it. Once again, I would like to reiterate that Cooke & Bieler will remain independent and will continue to be responsible for the day-to-day management of the Funds. There will be no change in the investment style or investment personnel as a result of the reorganization.

We appreciate your confidence in Cooke & Bieler and thank you for your investment in The C&B Portfolios. We look forward to continuing in this valued relationship.

                                            Sincerely,

                                            /s/ Samuel A. Ballam, III
                                            Samuel A. Ballam, III

Mutual Fund investing involves risk including loss of principal. The Cooke & Bieler Funds, a portfolio of Advisors' Inner Circle Fund, are distributed by SEI Investments Distribution Co. (SIDC) of Oaks, PA. SIDC is not affiliated with Cooke & Bieler

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Important Notice

Wells Fargo Funds Trust ("Trust") plans to file with the SEC and mail to security holders of the C&B Portfolios a combined proxy statement and prospectus (the "Proxy Statement") in connection with The Advisors' Inner Circle Fund's ("AIC Trust") Special Meeting of Stockholders.

Wells Fargo Funds Management, LLC, Cooke & Bieler, the Trust, AIC Trust, and the directors of both the Trust and AIC Trust are deemed to be participants in the solicitation of proxies in respect of the Special Meeting and the matters to be voted on at such meeting. Any direct or indirect interest of the participants in the solicitation is described in the Proxy Statement. The Proxy Statement will contain important information about the matters to be voted on at the Special Meeting. Security holders are urged to read the Proxy Statement carefully when it becomes available. Security holders will be able to obtain free copies of the Proxy Statement and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov.

In addition, security holders may also obtain prospectuses and statements of additional information for the C&B Portfolios and the Acquiring Funds whose shares security holders would own after the reorganization as well as annual and semi-annual reports for the C&B Portfolios. Copies of all these documents are available upon request without charge by writing to or calling:

         Wells Fargo Funds             The Cooke & Bieler Funds
         P.O. Box 8266                 P.O. Box 219009
         Boston, MA 02266-8266         Kansas City, MO 61421-9009
         1-800-222-8222                1-800-336-7031